EXHIBIT 99.1

Stantec, Merrick, and Dialog joint venture selected by Government of Canada for multi-year renewal of science and research facilities across Canada

Firms to provide programming, architecture, engineering, and laboratory design services

EDMONTON, Alberta, Dec. 17, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

FRAMEWORK Design Partners (“FRAMEWORK”), a joint venture of leading Canadian design firms Stantec, Merrick and Dialog, was recently awarded a base contract by the Government of Canada to support the renewal of government research facilities across Canada. FRAMEWORK will develop laboratory standards, functional programming, and concept designs for federal research and laboratory facilities over the next five years. The total potential contract value is CA$100 million for architecture, engineering, and laboratory design.

“As a global leader committed to sustainable design that positively impacts the communities around us, this transformational program allows our team to support the evolution of science for the next generation,” said Leonard Castro, Stantec’s Executive Vice President for Buildings. “This team of design partners has previously collaborated on 25 projects and brings an extensive pool of resources to achieve Canada’s goals.”

The contract includes a series of projects to be initiated under the government’s CA$2.8 billion commitment to launch the first phase of Laboratories Canada, an enterprise-wide portfolio approach to strengthen federal science in Canada. The effort involves innovative delivery models to renew aging science infrastructure and create a modern platform to support sustainable scientific and research program delivery.

“As a team, we commit to harvesting knowledge from around the globe to bring to the design of Canadian laboratories, and to share with the world the state-of-the-art in lab design as part of the project,” said Jeff DiBattista, Practice Principal with Dialog. “And we commit to keeping people first, creating lab environments that serve and enable our scientists to practice at the leading edge in service of all Canadians.”

The scope of work includes the development of state-of-the-art science infrastructure solutions that can meet today’s science program needs and can be quickly adapted and expanded to support future programs and priorities. Click here to learn more about the program.

“Science laboratories of the future will be designed by FRAMEWORK based on the past and present successes with advanced focus on digital transformation, automation, robotics, artificial intelligence and human collaboration in sciences to improve the health of our world and protecting its resources,” said Paul Langevin, Lab Design Specialist/Technical Engineering Lead with Merrick. “Adaptive, flexible, attractive and sustainable laboratory solutions will be integrated across the country to ensure Canada’s global reputation and competitive advantage will be enhanced.”

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind. We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

About Merrick
Merrick & Company, an engineering, architecture, design-build, surveying, planning, and geospatial solutions firm, serves domestic and international clients in the energy & chemicals, national security, life sciences, and sustainable infrastructure markets. The employee-owned company has worked across all seven continents and maintains offices in the US, Canada, Mexico, and the United Kingdom. Merrick Canada, ULC was opened in 2006 in Ottawa, Canada to service the growing need for technically competent design of science-oriented facilities for government and institutional clients in Canada and internationally.

About Dialog
Dialog believes great design can change the world. Dialog is a multidisciplinary design practice with over 700 people practicing from studios in San Francisco, Vancouver, Calgary, Edmonton, and Toronto. Their team includes architects, interior designers, urban designers and planners, structural, mechanical and electrical engineers, and landscape architects. Their work includes designing for community wellbeing and urban vibrancy, health and wellness, transportation, education, arts and culture, residential, retail and commercial, as well as mixed-use solutions.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Danny Craig
Stantec Media Relations
Ph: 949-923-6085
danny.craig@stantec.com

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com

Design with community in mind